Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX

June 26, 2007

Ms. Donna Levy
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sunberta Resources Inc. Registration Statement on Form SB-2 Filed June 8, 2007 File No. 333-143597

Dear Ms. Levy:

We write on behalf of Sunberta Resources Inc. (the “Company”) in response to Staff's letter of June 22, 2007 by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Registration Statement on Form SB-2 (the “First Amended SB-2”). We enclose with this letter a copy of the First Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the June 22, 2007 Comment Letter.

General

1.
We note that you have summarized in the prospectus and filed as an exhibit the report of Dr. Clyde Smith, an independent geologist. Please obtain and file a consent from Dr. Smith for his name and report to be included in your registration statement.

In response to this comment, the Company included a written consent from Dr. Clyde Smith in its First Amended SB-2.

Very truly yours,

CORPORATE LAW CENTER

/s/ Ronald Serota
Ronald Serota, Esq.

cc: Sunberta Resources Inc.